FASTLY, INC.
475 Brannan Street, Suite 300
San Francisco, California 94107
May 18, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

RE:	Fastly, Inc. Registration Statement on Form S-1 File No. 333-238466
Ladies and Gentlemen:
Fastly, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 20, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon Avina and Seth Gottlieb of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Seth Gottlieb of Cooley LLP, counsel to the Registrant, at (650) 843-5864, or in his absence, Jon Avina at (650) 843-5307.

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Very truly yours,

FASTLY, INC.

By:	/s/ Adriel Lares
Name:	Adriel Lares
Title:	Chief Financial Officer

cc:    Paul Luongo, Fastly, Inc.
Mark P. Tanoury, Cooley LLP
Jon C. Avina, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP